Afya Limited Announces Second-Quarter and First-Half 2024 Financial Results

Solid Organic Growth

Impressive Adjusted EBITDA Margin Expansion

Robust EPS Expansion

Nova Lima, Brazil, August 14, 2024 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, reported today financial and operating results for the three and six-month period, which ended on June 30, 2024 (second quarter 2024). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Second Quarter 2024 Highlights

▪	2Q24 Net Revenue increased 13.7% YoY to R$809.9 million.
▪	2Q24 Adjusted EBITDA increased 28.2% YoY reaching R$343.8 million, with an Adjusted EBITDA Margin of 42.5%. Adjusted EBITDA Margin increased 490 bps YoY.
▪	2Q24 Net Income increased 85.3% YoY, reaching R$162.2 million, and Adjusted Net Income increased 59.5% YoY, reaching R$210.3 million. Adjusted EPS growth was 61.8% in the same period.

First Half 2024 Highlights

▪	1H24 Net Revenue increased 13.5% YoY to R$1,614.1 million.
▪	1H24 Adjusted EBITDA increased 23.9% YoY reaching R$741.7 million, with an Adjusted EBITDA Margin of 45.9%. Adjusted EBITDA Margin increased 380 bps YoY.
▪	1H24 Net Income increased 80.5% YoY, reaching R$370.5 million, and Adjusted Net Income increased 54.7% YoY, reaching R$461.3 million. Adjusted EPS growth was 56.9% in the same period.
▪	Operating Cash Conversion ratio of 94.3%, with a solid cash position of R$ 723.4 million.
▪	~320 thousand users in Afya’s ecosystem.

Table 1: Financial Highlights [1]
	For the three months period ended June 30,			For the six months period ended June 30,
(in thousand of R$)	2024	2023	% Chg	2024	2023	% Chg
(a) Net Revenue	809,890	712,607	13.7%	1,614,129	1,422,568	13.5%
(b) Adjusted EBITDA [2]	343,827	268,174	28.2%	741,679	598,373	23.9%
(c) = (b)/(a) Adjusted EBITDA Margin	42.5%	37.6%	490 bps	45.9%	42.1%	380 bps
Net income	162,200	87,537	85.3%	370,499	205,310	80.5%
Adjusted Net income	210,346	131,903	59.5%	461,311	298,282	54.7%
(1) No acquisitions were made during the period under review, therefore not affecting the comparable period.
(2) See more information on "Non-GAAP Financial Measures" (Item 08).

Message from Management

With great satisfaction, I proudly present another quarter of exceptional operational and financial performance for Afya. Once again, we have demonstrated the resilience of our business, the successful execution of our strategy, the dedication of our team members, and the consistency of our business model. This quarter was marked by a growth in gross margin, primarily led by the Undergrad segments, an increase in Adjusted EBITDA margin in our consolidated figures, combined with solid cash generation, and robust EPS growth, reflecting our consistent business expansion.

A significant part of our margin expansion resulted from the complete integration of UNIMA and FCM Jaboatão, the ramp-up of the four Mais Médicos campuses that began operations in 3Q22, the operational restructuring efforts in the Continuing Education and Medical Practice Solutions segments, and more efficiency in Selling, General and Administrative expenses

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We are pleased to announce the growth of our Undergrad offering with the authorization of an additional 80 seats at UNIMA Alagoas in the city of Maceió, bringing our total approved seats to 3,583. Additionally, we closed the acquisition of Unidom in July, with 300 seats in Salvador-BA. These actions underscore our commitment to providing quality medical education and our role as Brazil's leading medical education group.

We also saw a recovery in B2B Net Revenue from our Medical Practice Solutions segment. In the first quarter of 2024, some of the invoices were postponed, but now, we are glad to see a growth of 20% in comparison to the six-month period of the prior year in B2B Net Revenue

With another round of solid and sustainable growth, we have exceeded our expectations for what we had planned for Organic Growth and Margin Expansion in the first semester of 2024. In addition to the closing of Unidom and the seats expansion in UNIMA our guidance for 2024 was revised incorporating our growth in revenue and margin beyond expected, as well our latest acquisition and authorized seat expansion.

Our mission remains steadfast: to provide an ecosystem that integrates education and medical practice solutions for the entire medical journey, enhancing the development, updating, accuracy, and productivity of health professionals. We are very proud of our business and our achievements so far, and we are excited about our future plans.

1.	Key Events in the Quarter:
▪	On May 2, 2024, Afya Participações announced that it has entered into a share purchase agreement for the acquisition of 100% of the total share capital of Unidom Participações S.A. (“Unidom”) which encompasses Unidompedro and Faculdade Dom Luiz, both located in the State of Bahia with operations in the cities of Salvador, Luis Eduardo Magalhães, Barreiras and Ribeira do Pombal. The acquisition contributes 300 operational medical school seats to Afya in Salvador, one of Brazil's largest cities. The aggregate purchase price (enterprise value) was R$ 660.0 million, and the estimated Net Debt was deducted from the down payment.

The price and payment conditions are:

•         R$ 347.8 million, deducted from the estimated Net Debt, was paid in cash at closing.

•         R$ 312.2 million will be paid in up to 10 annual installments of R$31.2 million, adjusted by the CDI (Interbank Certificate of Deposit) rate.

Afya expects an EV/EBITDA of 4.2x at maturity and post-synergies (2027). With the acquisition, Afya achieved 3,503 total approved seats at the time of the transaction.

2.	Subsequent Event
▪	Afya announced on July 1, 2024, the closing of its acquisition of Unidom on the previously disclosed terms.
▪	On July 12, 2024, the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the increase of 80 medical school seats of UNIMA, located in the city of Maceió, State of Alagoas, which will result in an additional payment of R$ 1.25 million per increased medical school seat, updated by IPCA since January 2, 2023 until the payment date to the selling shareholders of DelRey. With this authorization, Afya reaches 220 medical school seats on this campus, and 3,583 total approved medical school seats.
▪	On August 7, 2024, Afya Participações announced that entered into a loan agreement with International Finance Corporation ("IFC") to finance its expansion program, through acquisitions. The financing is IFC’s first sustainability-linked loan based on social targets in the education sector. The pricing of IFC’s loan will be linked to Afya reaching performance target levels in selected social key performance indicators encompassing free medical consultations for the community and quality of education according to Brazil’s Ministry of Education criteria (“Sustainability KPIs”). According to the financing terms, IFC will loan up to R$500.0 million, which shall be repaid in seven equal semi-annual installments starting in April 2027. The interest rate is the Brazilian CDI rate plus 1.2%, and it may be reduced by 15 bps if the Sustainability KPIs are achieved. The disbursement is subject to customary closing conditions.

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3.	2024 Guidance

Following the acquisition of Unidom, the authorization of 80 seats in UNIMA Alagoas and the performance of the first semester, the company is adjusting its guidance upward for FY2024.

Updated Guidance for 2024
Net Revenue [1]	R$ 3,225 mn ≤ ∆ ≤ R$ 3,325 mn
Adjusted EBITDA	R$ 1,375 mn ≤ ∆ ≤ R$ 1,475 mn
CAPEX [2]	R$ 220 mn ≤ ∆ ≤ R$ 260 mn
(1) Excludes any acquisition that may be concluded after the issuance of the guidance, notably, the Unidom acquisition was included in the guidance provided
(2) The 2024 Capex guidance does not encompass the earn-out payment in the amount of R$49.6 million related to the 40-seat increase at Faculdades Integradas Padrão (FIP Guanambi), and also excludes the earn-out payment due to UNIMA Alagoas for the 80-seat increase in July 2024.

4.	2Q24 Overview

Segment Information

The Company has three reportable segments as follows:

Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

Medical Practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

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Key Revenue Drivers – Undergraduate Programs

Table 2: Key Revenue Drivers	Six months period ended June 30
	2024	2023	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats	3,203	3,163	1.3%
Operating Seats [1]	3,153	3,113	1.3%
Total Students (end of period)	22,661	20,790	9.0%
Average Total Students	22,635	20,806	8.8%
Net Revenue (Total - R$ '000)	1,211,764	1,056,382	14.7%
Medical School Net Avg. Ticket (R$/month)	8,922	8,462	5.4%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	24,252	21,117	14.8%
Average Total Students	24,567	21,389	14.9%
Net Revenue (Total - R$ '000)	113,767	106,838	6.5%
OTHER EX- HEALTH UNDERGRADUATE
Total Students (end of period)	26,816	24,545	9.3%
Average Total Students	27,690	24,794	11.7%
Net Revenue (Total - R$ '000)	88,634	83,022	6.8%
Total Net Revenue
Net Revenue (Total - R$ '000)	1,414,166	1,246,240	13.5%
(1) The difference between approved and operating seats is 'Cametá'. A campus for which we already have the license but haven't started operations.

Key Revenue Drivers – Continuing Education

Table 3: Key Revenue Drivers	Six months period ended June 30
	2024	2023	% Chg
Continuing Education [1]
Total Studends (end of period)
Residency Journey - Business to Physicians B2P [2]	13,058	9,829	32.9%
Graduate Journey - Business to Physicians B2P	8,100	6,632	22.1%
Other Courses - B2P and Business to Business Offerings	22,921	21,193	8.2%
Total Students (end of period)	44,079	37,654	17.1%
Net Revenue (R$ '000)
Business to Physicians - B2P	118,940	103,797	14.6%
Business to Business - B2B	8,566	9,878	-13.3%
Total Net Revenue	127,506	113,675	12.2%
(1) The figure above does not contemplate intercompany transactions
(2) 'Content & Technology for Medical Education' which had been reported in 'Digital Services' table, has been reclassified to 'Continuing Education'

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Key Revenue – Medical Practice Solutions

Table 4: Key Revenue Drivers	Six months period ended June 30
	2024	2023	% Chg
Medical Practice Solutions [1]
Active Payers (end of period)
Clinical Decision	162,313	145,744	11.4%
Clinical Management	33,398	27,958	19.5%
Total Active Payers (end of period)	195,711	173,702	12.7%
Monthly Active Users (MaU)
Total Monthly Active Users (MaU) - Digital Services [2]	253,497	257,000	-1.4%
Net Revenue (R$ '000)
Business to Physicians - B2P	65,113	58,070	12.1%
Business to Business - B2B	11,743	9,768	20.2%
Total Net Revenue	76,854	67,839	13.3%
(1) The figure above does not contemplate intercompany transactions
(2) 'Content & Technology for Medical Education' is now being reported in Continuing Education table

Key Operational Drivers – Users Positively Impacted by Afya

Users Positively Impacted by Afya represents the total number of medical students from the Undergrad Segment, students from the Continuing Education and users from Medical Practice Solutions. For the second quarter of 2024, Afya’s ecosystem reached 320,237 users, in line with the same period of the prior year.

Table 5: Key Revenue Drivers	Six months period ended June 30
	2024	2023	% Chg
Users Positively Impacted by Afya [1]
Undergrad (Total Medical School Students - End of Period)	22,661	20,790	9.0%
Continuing Education (Total Students - End of Period)	44,079	37,654	17.1%
Medical Practice Solutions (Monthly Active Users)	253,497	257,000	-1.4%
Ecosystem Outreach	320,237	315,444	1.5%
(1) Ecosystem outreach does not contemplate intercompany figures. Note that there may be overlap in student numbers within the data.

Seasonality of Operations

Undergrad tuition revenues are related to the intake process, and monthly tuition fees charged to students and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; (ii) Medcel’s revenue, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments; and (iii) Além da Medicina and Afya Papers revenues, which are sold in the last and first quarter of the year due to the timeline of exams and recognized mainly over time.

Medical Practice Solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not have significant fluctuations regarding seasonality.

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Net Revenue

Net Revenue for the first quarter of 2024 was R$809.9 million, an increase of 13.7% over the same period in the prior year. For the six-month period ended June 30, 2024, Net Revenue was R$1,614.1 million, reflecting a 13.5% increase over the same period of last year. The revenue increase was mainly due to higher tickets in Medicine courses by 5.4%, maturation of medical seats, the 40 seats expansion in Guanambi campus, the Continuing Education intake performance and Medical Practice Solutions execution.

Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended June 30,			For the six months period ended June 30,
	2024	2023	% Chg	2024	2023	% Chg
Net Revenue Mix
Undergrad	709,647	625,264	13.5%	1,414,166	1,246,240	13.5%
Continuing Education	62,091	55,463	12.0%	127,506	113,675	12.2%
Medical Practice Solutions	40,281	34,299	17.4%	76,854	67,839	13.3%
Inter-segment transactions	- 2,129	- 2,419	-12.0%	-4,397	- 5,186	-15.2%
Total Reported Net Revenue	809,890	712,607	13.7%	1,614,129	1,422,568	13.5%
(1) No acquisitions were made during the period under review, therefore not affecting the comparable period.
(1) See more information on "Non-GAAP Financial Measures" (Item 08).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended June 30, 2024, increased by 28.2% to R$343.8 million, up from R$268.2 million in the same period of the prior year, with the Adjusted EBITDA Margin rising by 490 basis points to 42.5%. For the six-month period ended June 30, 2024, Adjusted EBITDA was R$741.7 million, an increase of 23.9% over the same period of the prior year, accompanied by an Adjusted EBITDA Margin increase of 380 basis points in the same period.

The Adjusted EBITDA Margin expansion is primarily attributable to: (a) gross margin expansion lead by Undergrad business; (b) completion of UNIMA and Afya Jaboatão integration process in November 2023; (c) the ramp up of the four Mais Médicos campuses that started operation in 3Q22; (d) operational restructuring efforts in Continuing Education and Medical Practice Solutions segments; and (e) More efficiency in Selling, General and Administrative expenses.

Table 7: Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended June 30,			For the six months period ended June 30,
	2024	2023	% Chg	2024	2023	% Chg
Net income	162,200	87,537	85.3%	370,499	205,310	80.5%
Net financial result	68,551	90,226	-24.0%	142,917	186,778	-23.5%
Income taxes expense	3,091	2,090	47.9%	13,956	21,150	-34.0%
Depreciation and amortization	84,038	72,306	16.2%	163,307	138,264	18.1%
Interest received [1]	8,619	4,842	78.0%	21,034	15,141	38.9%
Income share associate	(3,028)	(3,210)	-5.7%	(7,200)	(7,056)	2.0%
Share-based compensation	11,799	6,902	71.0%	20,428	13,398	52.5%
Non-recurring expenses:	8,557	7,481	14.4%	16,738	25,388	-34.1%
- Integration of new companies [2]	5,408	6,282	-13.9%	11,278	12,182	-7.4%
- M&A advisory and due diligence [3]	1,336	635	110.4%	1,583	11,674	-86.4%
- Expansion projects [4]	1,765	378	366.9%	2,370	529	347.9%
- Restructuring expenses [5]	48	556	-91.4%	1,507	1,951	-22.8%
- Mandatory Discounts in Tuition Fees [6]	-	(370)	n.a.	-	(948)	n.a.
Adjusted EBITDA	343,827	268,174	28.2%	741,679	598,373	23.9%
Adjusted EBITDA Margin	42.5%	37.6%	490 bps	45.9%	42.1%	380 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

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Adjusted Net Income

Net Income for the three-month period of the second quarter of 2024 was R$162.2 million, an increase of 85.3% over the same period of the prior year. Adjusted Net Income was R$210.3 million, which resulted in an increase of 59.5% over the same period from the previous year. For the six-month period, Afya achieved a Net Income of R$370.5 million, 80.5% higher than the same period of 2023, and an Adjusted Net Income of R$ 461.3 million which was 54.7% higher than the previous period. This performance was mainly due to: (a) enhancement of operational results (details above); (b) reduction in finance expenses due to a decrease in Net Debt (excluding IFRS 16) in R$ 544.8 million and lower interest rates; and (c) lower effective tax rates than last year.

Adjusted EPS reached R$2.29 per share for the second quarter of 2024, an increase of 61.8% YoY, reflecting the increase in Net Income and capital allocation discipline.

Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended June 30,			For the six months period ended June 30,
	2024	2023	% Chg	2024	2023	% Chg
Net income	162,200	87,537	85.3%	370,499	205,310	80.5%
Amortization of customer relationships and trademark [1]	27,790	29,983	-7.3%	53,646	54,186	-1.0%
Share-based compensation	11,799	6,902	71.0%	20,428	13,398	52.5%
Non-recurring expenses:	8,557	7,481	14.4%	16,738	25,388	-34.1%
- Integration of new companies [2]	5,408	6,282	-13.9%	11,278	12,182	-7.4%
- M&A advisory and due diligence [3]	1,336	635	110.4%	1,583	11,674	-86.4%
- Expansion projects [4]	1,765	378	366.9%	2,370	529	347.9%
- Restructuring expenses [5]	48	556	-91.4%	1,507	1,951	-22.8%
- Mandatory Discounts in Tuition Fees [6]	-	(370)	n.a.	-	(948)	n.a.
Adjusted Net Income	210,346	131,903	59.5%	461,311	298,282	54.7%
Basic earnings per share - in R$ [7]	1.76	0.92	90.5%	4.02	2.17	85.2%
Adjusted earnings per share - in R$ [8]	2.29	1.42	61.8%	5.03	3.20	56.9%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(7) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(8) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

Cash and Debt Position

On June 30, 2024, Cash and Cash Equivalents were R$723.4 million, an increase of 30.8% over December 31, 2023. The Net Debt, excluding the effect of IFRS 16, totaled R$1,458.8 million compared to December 31, 2023, Afya reduced its Net Debt by R$355.8 million due to solid Operating Cashflow generation.

For the six-month period ended June 30, 2024, Afya reported Cash Flow from Operating Activities of R$683.4 million, up from R$566.5 million in the same period of the previous year, an increase of 20.6% YoY, boosted by the solid operational results. Operating Cash Conversion Ratio achieved 94.3%.

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Table 9: Operating Cash Conversion Ratio Reconciliation	For the six months period ended June 30,
(in thousands of R$)	Considering the adoption of IFRS 16
	2024	2023	% Chg
(a) Net cash flows from operating activities	667,169	537,492	24.1%
(b) Income taxes paid	16,208	28,988	-44.1%
(c) = (a) + (b) Cash flow from operating activities	683,377	566,480	20.6%

(d) Adjusted EBITDA	741,679	598,373	23.9%
(e) Non-recurring expenses:	16,738	25,388	-34.1%
- Integration of new companies [1]	11,278	12,182	-7.4%
- M&A advisory and due diligence [2]	1,583	11,674	-86.4%
- Expansion projects [3]	2,370	529	347.9%
- Restructuring Expenses [4]	1,507	1,951	-22.8%
- Mandatory Discounts in Tuition Fees [5]	-	(948)	n.a.
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	724,941	572,985	26.5%
(g) = (c) / (f) Operating cash conversion ratio	94.3%	98.9%	-460 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

The following table shows more information regarding the cost of debt for in the first half of 2024, considering loans and financing, capital market and accounts payable to selling shareholders. Afya’s capital structure remains solid with a conservative leveraging position and a low cost of debt. Considering Unidom’s acquisition and the updated mid guidance Afya’s Net Debt (excluding the effect of IFRS16) divided by the Adjusted EBITDA would be 1.49x.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the closing of the six months period ended in June 30,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI²
	2024	2023	2024	2023	2024	2023	2024	2023
Loans and financing: Softbank	827	825	1.9	2.9	6.5%	6.5%	58%	48%
Loans and financing: Debentures	526	537	3.1	4.1	12.6%	15.5%	117%	114%
Loans and financing: Others	432	563	1.0	1.6	12.6%	15.5%	117%	114%
Accounts payable to selling shareholders	398	820	0.7	1.0	10.7%	13.0%	100%	97%
Total¹| Average	2,183	2,745	1.8	2.3	9.7%	11.9%	91%	89%
(1) Total ammount refers only to the "Gross Debt" columns
(2) Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 1H24: ~10.40% p.y. and for 1H23: ~13.65% p.y.

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Table 11: Cash and Debt Position
(in thousands of R$)
	2Q24	FY2023	% Chg	2Q23	% Chg
(+) Cash and Cash Equivalents	723,408	553,030	30.8%	741,196	-2.4%
Cash and Bank Deposits	8,922	11,746	-24.0%	17,057	-47.7%
Cash Equivalents	714,486	541,284	32.0%	724,139	-1.3%
(-) Loans and Financing	1,784,815	1,800,775	-0.9%	1,925,154	-7.3%
Current	163,501	179,252	-8.8%	193,660	-15.6%
Non-Current	1,621,314	1,621,523	0.0%	1,731,494	-6.4%
(-) Accounts Payable to Selling Shareholders	397,432	566,867	-29.9%	764,595	-48.0%
Current	248,849	353,998	-29.7%	401,766	-38.1%
Non-Current	148,583	212,869	-30.2%	362,829	-59.0%
(-) Other Short and Long Term Obligations		-	n.a.	55,045	-100.0%
(=) Net Debt (Cash) excluding IFRS 16	1,458,839	1,814,612	-19.6%	2,003,598	-27.2%
(-) Lease Liabilities	921,701	874,569	5.4%	851,845	8.2%
Current	41,077	36,898	11.3%	35,292	16.4%
Non-Current	880,624	837,671	5.1%	816,553	7.8%
Net Debt (Cash) with IFRS 16	2,380,540	2,689,181	-11.5%	2,855,443	-16.6%

CAPEX

Capital expenditures consist of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of Afya’s campuses and headquarters, leasehold improvements, and the development of new solutions in the Medical Practice Solutions segment, among others.

For the six-months period ending June 30, 2024, CAPEX was R$137.1 million an increase of 34.2% over the same period of the prior year, representing 8.5% of Afya’s Net Revenue. However, there was a one-off effect in the first quarter of R$ 49.6 million regarding the Earnout of FIP Guanambi, due to the expansion of 40 seats as disclosed to the market in January 2024. By disregarding this impact, the CAPEX/Net Revenue ratio would be 5.4%.

Table 12: CAPEX
(in thousands of R$)	For the six months period ended June 30,
	2024	2023	% Chg
CAPEX	137,108	102,157	34.2%
Property and equipment	45,989	56,907	-19.2%
Intanglibe assets	91,119	45,250	101.4%
- Licenses	49,600	0	n.a.
- Others	41,519	45,250	-8.2%

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results in three key metrics, Governance and Employee Management, Environmental and Social.

The 2023 Sustainability Report can be found at: https://ir.afya.com.br/annual-report/

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Table 13: ESG Metrics 1, 2 & 3			2Q24	2Q23	2023
#	GRI	Governance and Employee Management
1	405-1	Number of employees	10,181	9,795	9,680
2	405-1	Percentage of female employees	59%	57%	58%
3	405-1	Percentage of female employees in the board of directors	30%	36%	36%
4	102-24	Percentage of independent member in the board of directors	40%	36%	36%
		Environmental
5		Total renewable energy generated by own photovoltaic plants (MWh)	1,322,982	851,000	4,510,637
6	302-1	Total energy consumed (MWh)	6,201,555	5,643,324	24,036,608
7	302-1	% of renewable energy consumed from own generation	21.2%	14.5%	16.0%
8	302-1	% of energy consumed from the power grid	37.0%	58.3%	60.3%
9	302-1	% of energy consumed from the free market	41.8%	27.1%	23.7%
		Social
10	413-1	Number of free clinical consultations offered by Afya	228,968	168,362	586,611
11		Number of physicians graduated in Afya's campuses	20,960	18,865	20,197
12	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	11,694	10,045	10,584
13		% students with scholarships over total undergraduate students	15.9%	15.1%	16.0%
14	413-1	Hospital, clinics and city halls partnerships	560	714	649
(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.
(3) The number of students with financing and scholarship programs (FIES and PROUNI) in 2023 does not include any student from Unima and FCM Jaboatão Acquisition

5.                  Conference Call and Webcast Information

When:	August 14, 2024 at 5:00 p.m. EST.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Webcast: https://afya.zoom.us/j/99265369988

OR

Dial-in:

Brazil: +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237

United States: +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592 or +1 305 224 1968 or

+1 309 205 3325 or +1 312 626 6799 or +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580

Webinar ID: 992 6536 9988

Other Numbers: https://afya.zoom.us/u/acUEtLR3J9

6.                  About Afya Limited (Nasdaq: AFYA; B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

7.                  Forward – Looking Statements

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This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.                  Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya presents Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result, plus income taxes expense, plus depreciation and amortization, plus interest received on late payments of monthly tuition fees, plus share-based compensation, plus/minus income share associate, plus/minus non-recurring expenses/income. Operating Cash Conversion Ratio is calculated as the Cash flow from Operating Activities plus income taxes paid, minus/plus non-recurring expenses/income divided by Adjusted EBITDA. The calculation of Adjusted Net Income is the Net Income plus amortization of customer relationships and trademark, plus share-based compensation, plus/minus non-recurring expenses/income. The calculation of Adjusted EPS is the Adjusted Net Income minus the non-controlling interests divided by the Weighted average number of outstanding shares.

The non-GAAP supplemental financial measures are provided with the intend to help investors in assessing the overall performance of Afya’s business regarding its core operations, cash generation and profitability. The non-GAAP financial measures described in this prospectus are not substitutes for the IFRS measures. In addition, the calculations of Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS are not standardized financial measures and may differ from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

9.                  Investor Relations Contact

E-mail: ir@afya.com.br

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10.              Financial Tables

Unaudited interim condensed consolidated statements of income and comprehensive income
For the three and six-month periods ended June 30, 2024 and 2023
(In thousands of Brazilian reais, except earnings per share information)

	Three-month period ended		Six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	809,890	712,607	1,614,129	1,422,568
Cost of services	(314,842)	(284,295)	(584,346)	(531,902)
Gross profit	495,048	428,312	1,029,783	890,666

Selling, general and administrative expenses	(263,762)	(249,586)	(504,926)	(482,806)
Other expenses, net	(472)	(2,083)	(4,685)	(1,678)

Operating income	230,814	176,643	520,172	406,182

Finance income	23,733	23,892	49,263	51,579
Finance expenses	(92,284)	(114,118)	(192,180)	(238,357)
Net finance result	(68,551)	(90,226)	(142,917)	(186,778)

Share of income of associate	3,028	3,210	7,200	7,056

Income before income taxes	165,291	89,627	384,455	226,460

Income taxes expenses	(3,091)	(2,090)	(13,956)	(21,150)

Net income	162,200	87,537	370,499	205,310

Other comprehensive income	-	-	-	-
Total comprehensive income	162,200	87,537	370,499	205,310

Income attributable to:
Equity holders of the parent	158,211	82,789	361,604	194,916
Non-controlling interests	3,989	4,748	8,895	10,394
	162,200	87,537	370,499	205,310

Basic earnings per common share	1.76	0.92	4.02	2.17
Diluted earnings per common share	1.74	0.92	3.98	2.16

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Unaudited interim condensed consolidated statements of financial position
As of June 30, 2024, and December 31, 2023
(In thousands of Brazilian reais)

	June 30, 2024	December 31, 2023
	(unaudited)
Assets
Current assets
Cash and cash equivalents	723,408	553,030
Trade receivables	595,134	546,438
Inventories	344	1,382
Recoverable taxes	59,097	43,751
Other assets	56,512	58,905
Total current assets	1,434,495	1,203,506

Non-current assets
Trade receivables	39,940	39,485
Other assets	110,965	117,346
Investment in associate	52,839	51,834
Property and equipment	611,359	608,685
Right-of-use assets	801,409	767,609
Intangible assets	4,800,430	4,796,016
Total non-current assets	6,416,942	6,380,975

Total assets	7,851,437	7,584,481

Liabilities
Current liabilities
Trade payables	119,677	108,222
Loans and financing	163,501	179,252
Lease liabilities	41,077	36,898
Accounts payable to selling shareholders	248,849	353,998
Advances from customers	120,248	153,485
Labor and social obligations	237,264	192,294
Taxes payable	29,741	27,765
Income taxes payable	10,748	3,880
Other liabilities	3,254	2,773
Total current liabilities	974,359	1,058,567

Non-current liabilities
Loans and financing	1,621,314	1,621,523
Lease liabilities	880,624	837,671
Accounts payable to selling shareholders	148,583	212,869
Taxes payable	85,720	88,198
Provision for legal proceedings	99,256	104,361
Other liabilities	19,799	18,280
Total non-current liabilities	2,855,296	2,882,902
Total liabilities	3,829,655	3,941,469

Equity
Share capital	17	17
Additional paid-in capital	2,343,146	2,365,200
Treasury shares	(279,854)	(299,150)
Share-based compensation reserve	175,501	155,073
Retained earnings	1,741,969	1,380,365
Equity attributable to equity holders of the parent	3,980,779	3,601,505
Non-controlling interests	41,003	41,507
Total equity	4,021,782	3,643,012

Total liabilities and equity	7,851,437	7,584,481

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Unaudited interim condensed consolidated statements of cash flow
For the six-month periods ended June 30, 2024 and 2023
(In thousands of Brazilian reais)

	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	384,455	226,460
Adjustments to reconcile income before income taxes
Depreciation and amortization	163,307	138,264
Write-off of property and equipment	139	246
Write-off of intangible assets	163	259
Allowance for expected credit losses	30,018	39,086
Share-based compensation	20,428	13,398
Net foreign exchange differences	(797)	539
Accrued interest	102,278	152,404
Accrued interest on lease liabilities	53,770	49,033
Share of income of associate	(7,200)	(7,056)
Provision (reversal) for legal proceedings	3,040	6,934

Changes in assets and liabilities
Trade receivables	(79,169)	(62,359)
Inventories	1,038	4,241
Recoverable taxes	(15,346)	(23,107)
Other assets	629	(9,121)
Trade payables	11,455	(1,103)
Taxes payable	319	18,502
Advances from customers	(33,237)	(43,709)
Labor and social obligations	44,970	59,249
Other liabilities	3,117	4,320
	683,377	566,480
Income taxes paid	(16,208)	(28,988)
Net cash flows from operating activities	667,169	537,492

Investing activities
Acquisition of property and equipment	(45,989)	(56,907)
Acquisition of intangibles assets	(91,119)	(45,250)
Dividends received	6,195	5,101
Acquisition of subsidiaries, net of cash acquired	(164,577)	(626,594)
Payments of interest from acquisition of subsidiaries and intangibles	(25,000)	(14,264)
Net cash flows used in investing activities	(320,490)	(737,914)

Financing activities
Payments of principal of loans and financing	(11,524)	(1,116)
Payments of interest of loans and financing	(87,933)	(66,189)
Proceeds from loans and financing	-	5,288
Payments of principal of lease liabilities	(19,859)	(14,026)
Payments of interest of lease liabilities	(53,924)	(52,213)
Treasury shares	-	(12,369)
Proceeds from exercise of stock options	5,541	-
Dividends paid to non-controlling shareholders	(9,399)	(10,300)
Net cash flows generated (used) in financing activities	(177,098)	(150,925)
Net foreign exchange differences	797	(539)
Net increase (decrease) in cash and cash equivalents	170,378	(351,886)
Cash and cash equivalents at the beginning of the period	553,030	1,093,082
Cash and cash equivalents at the end of the period	723,408	741,196

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